UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT

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(Exact name of registrant as specified in its charter)

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Delaware	001-11311	13-3386776
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

21557 Telegraph Road, Southfield, MI		48033
(Address of principal executive offices)		(Zip code)

Terrence B. Larkin
Executive Vice President, Business Development, General Counsel
and Corporate Secretary
(248) 447-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Company and Product Overview
Lear Corporation is a leading Tier 1 supplier to the global automotive industry. We supply seating, electrical distribution systems and electronic modules, as well as related sub-systems, components and software, to all of the world's major automotive manufacturers. As of December 31, 2017, we had 257 manufacturing, engineering and administrative locations in 39 countries and are continuing to grow our business in all automotive producing regions of the world, both organically and through complementary acquisitions.
Our business is organized under two reporting segments: Seating and E-Systems. Each of these segments has a varied product and technology range across a number of component categories:

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Seating — Our Seating segment consists of the design, development, engineering, just-in-time assembly and delivery of complete seat systems, as well as the design, development, engineering and manufacture of all major seat components, including seat covers and surface materials such as leather and fabric, seat structures and mechanisms, seat foam and headrests. Further, we have capabilities in active sensing and comfort for seats, utilizing electronically controlled sensor and adjustment systems and internally developed algorithms. We also offer seat heating and cooling capabilities through technology partnerships and design-integrated supplier solutions.

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E-Systems — Our E-Systems segment consists of the design, development, engineering and manufacture of complete electrical distribution systems that route electrical signals and manage electrical power within the vehicle for traditional vehicle architectures, as well as high power and hybrid electric systems. Key components in the electrical distribution system include wire harnesses, terminals and connectors and junction boxes, including components and systems for high power battery electric vehicle and hybrid electric vehicle power management and distribution systems. We also design, develop, engineer and manufacture sophisticated electronic control modules that facilitate signal, data and power management within the vehicle, as well as associated software. We have electronic hardware and software capabilities in wireless communication and cybersecurity that securely process various signals to, from and within the vehicle, as well as capabilities to provide roadside modules that communicate real-time traffic information to vehicles in the area.

Our products are more fully described in our Annual Report, which can be accessed at: https://www.lear.com/.

Lear Corporation’s policy on Conflict Minerals can be found at:
http://www.lear.com/site/suppliers/conflict-minerals.aspx?cat_id=20

Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both the Form SD and the Conflict Minerals Report are available on the Company’s website at: http://ir.lear.com/sec.cfm.
Information included on the Company’s website is provided for informational purposes only and is not incorporated by reference herein.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the year ended December 31, 2017, is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for calendar year 2017, dated May 30, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Lear Corporation

Date:	May 30, 2018	By:	/s/ Jeffrey H. Vanneste
		Name:	Jeffrey H. Vanneste
		Title:	Senior Vice President and Chief Financial Officer